DESCRIPTION OF THE OFFERING AND THE NOTES

The following is a description of a proposed offering of securities, is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the Offering Materials (the "Offering Materials"), which fully provide for the terms of the Convertible Promissory Notes.

THE OFFERING

Issuer:

LiveVested, LLC, a Delaware public benefit limited liability company (the "Company").

Securities to be Issued:

Convertible Promissory Notes (each a "Note" and together the "Notes"). The Notes shall be unsecured general obligations of the Issuer.

Amount of Financing:

Up to a total of $250,000 with a minimum individual investment amount of $100 unless otherwise agreed to by the Company in limited circumstances.

Investor Suitability:

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold only to persons (a) who are "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, or (b) whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((a) and (b) collectively referred to as the "Qualified Investors").

Subscription Documents:

Investors interested in subscribing for the Notes will be required to complete and return to the Company the Note and the applicable Subscription Agreement and Qualified Investor Questionnaire. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Closings:	The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Notes (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the Maximum Offering Amount, (ii) February 28th, 2022 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The Notes are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. In accordance with the Company's reliance on the SEC's temporary regulatory COVID-19 relief, the closing(s) for this Offering are being conducted on an expedited basis. The Company may conduct a closing of the Offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to the procedures outlined herein has lapsed that equal or exceed the Minimum Offering Amount (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that the Placement Agent has provided advance written notice to Investors, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

Use of Proceeds:	The Company intends to use the net proceeds of this Offering for hiring, marketing and sales, and startup development, as explained in further detail on the Funding tab of the Company Offering Profile.

Expenses:	As compensation for the Placement Agent's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

<u>For Minimum Offering Amount</u>

- Gross Proceeds: $57,000.00
- Estimated Placement Fee: $1,710.00
- Net Proceeds: $55,290.00

<u>For Maximum Offering Amount</u>

- Gross Proceeds: $250,000.00
- Estimated Placement Fee: $7,500.00
- Net Proceeds: $242,500.00

Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 3.0% on all Gross Proceeds received by the Company from the sale of the Notes in the Offering. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

THE NOTES

Interest Rate:	Simple interest at the rate of eight percent (8.0%) per annum (365-day basis).
Maturity:	Unless otherwise converted, the Outstanding Debt shall become immediately due and payable upon demand made in writing by the Investor or Administrative Agent to the Company at any time from the date equivalent to 36 months from the date of Closing applicable to the Investor (the "Maturity Date") and for a period of ten (10) Business Days thereafter.
No Optional Prepayment:	The Issuer shall not be entitled to prepay the Note in whole or in part.

Automatic Conversion Upon a Qualified Financing:	In the event the Company issues and sells any Equity Securities to investors prior to the repayment or conversion of this Note in an equity financing with total proceeds to the Company of not less than $1,000,000, excluding amounts received upon the conversion of the Note and any other convertible securities of the Company (a "Qualified Financing"), then the entire outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall automatically convert without any further action by the Investor upon the closing of such Qualified Financing into Equity Units of the Company as defined below.
Equity Units Issued Upon Conversion	Upon a conversion event, Investors investing less than $50,000 in the Notes shall have their Note convert into Series A-2 non-voting Units of the Company, while Investors investing $50,000 or more in the Notes shall have their Note convert into Series A-1 voting Units which will also carry pre-emptive rights for future rounds of financing (Series A-1 Units and Series A-2 Units hereinafter collectively referred to as the "Equity Units").
Conversion Price/Valuation Cap:	The conversion price (the "Conversion Price") will be equal to the number equal to the lesser of the following: (i) the lowest price per unit paid by the investors purchasing Equity Securities in the Qualified Financing, if applicable; or (ii) (A) $8,200,000 (such number, the "Valuation Cap") divided by (B) the number of units of the Company outstanding (calculated on a fully-diluted basis assuming full exercise of all outstanding options and warrants to purchase units of the Company and full conversion of all securities convertible into Equity Units immediately prior to the conversion, and excluding the units reserved or authorized for issuance under the Company's then-existing incentive unit plan, if any (the Company's "Outstanding Units"). The resulting number of Equity Units issued to the Investor will be equal to the Outstanding Debt divided by the Conversion Price.
Conversion at Maturity:	If the Notes have not been converted to Equity Units prior to the Maturity Date, then, after a period of ten (10) Business Days, should the Investor or Administrative Agent not have made demand in writing for the full repayment of the Outstanding Debt, the Notes shall automatically convert into Equity Units, with the number of Equity Units being issued to the Investor equal to the Outstanding Debt divided by the Conversion Price.
Conversion upon a Sale Transaction:	Upon the occurrence of a Sale Transaction occurring prior to the Maturity Date, the Notes shall automatically convert upon the closing of such Sale Transaction, into Equity Units, with the number of Equity Units being issued to the Investor equal to the Outstanding Debt divided by the Conversion Price.

Default:	The occurrence of any one or more of the following shall constitute an "Event of Default" under this Note: (a) the Company defaults in the payment of any principal or interest on this Note for more than ten (10) Business Days after the same becomes due and payable, whether at the date fixed for payment or by declaration or otherwise; (b) the commencement by or against the Company of any bankruptcy, insolvency, reorganization, receivership or similar proceedings under any federal or applicable state law that remains undismissed for more than sixty (60) days; or (c) the dissolution, either voluntarily or involuntarily, of the Company. Upon the occurrence of any Event of Default which shall be continuing, this Note shall become immediately due and payable upon written declaration to that effect delivered by the Investor to the Company. The Investor's rights and remedies hereunder, or allowed to it by law or equity, shall be cumulative and may be exercised from time to time.
Mandatory Binding Arbitration:	Any Claims made under the Notes are subject to a binding Arbitration Provision, with such arbitration being conducted in the nearest available location to Raleigh, NC.
Amendment:	The Notes may be amended with the consent of the Company, the Administrative Agent, and Investors holding a majority of the aggregate outstanding Investment Amount of the Notes.